UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13173L107	13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS Cellectis S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 23,963,175
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 23,963,175
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,963,175*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Based on 48,841,286 shares of common stock, par value $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of November 2, 2022.

CUSIP No. 13173L107	13D	Page 3 of 5

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D of Cellectis S.A. (the “Reporting Person”) initially filed with the SEC on May 29, 2018, as amended by Amendment No. 1 thereto filed on June 15, 2018, Amendment No. 2 thereto filed on September 23, 2019, Amendment No. 3 thereto filed on July 9, 2020, Amendment No. 4 thereto filed on October 23, 2020 and Amendment No. 5 thereto (“Amendment No. 5”) filed on November 1, 2022 (as so amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 6 is being filed by the Reporting Person to report the Reporting Person’s execution of the Voting Agreement (as defined herein) in connection with the Issuer’s execution of the Merger Agreement (as defined herein), together with accompanying changes in disclosure responsive to Items 4 and 6 of the Schedule 13D, as further set forth below.

Except as specifically provided herein, this Amendment No. 6 does not modify or amend any of the information previously reported in the Schedule 13D. Items that have been supplemented provide additional, supplemental information to the information reported in the Schedule 13D and do not supersede such existing information.

Item 2. Identity and Background

Item 2 (a) – (f) is hereby amended and supplemented with respect to each executive officer and director of the Reporting Person as follows:

The name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Amendment No. 6.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Amendment No. 6, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

On January 13, 2023, the Issuer entered into that certain Agreement and Plan of Merger by and among the Issuer, Cibus Global LLC, a Delaware limited liability company, Calypso Merger Subsidiary, LLC (a newly-formed, wholly owned subsidiary of the Issuer) and certain other parties named therein (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, the businesses of Merger Partner and the Issuer will be combined. In connection with the Issuer’s execution of the Merger Agreement, the Reporting Person entered into that certain voting agreement with the Cibus Global LLC, dated January 13, 2023, pursuant to which, and subject to the terms and conditions set forth therein, among other things, the Reporting Person has agreed to vote all of the shares of Common Stock owned thereby to approve the transactions contemplated by the Merger Agreement (the “Voting Agreement”).

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, copy of which is attached as Exhibit 4 hereto, and is incorporated herein by reference.

CUSIP No. 13173L107	13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) is hereby amended and supplemented as follows:

(a) – (c) The Reporting Person beneficially owns 23,963,175 shares of Common Stock, representing 49.1% of the outstanding Common Stock of the Company. The percentage of beneficial ownership of the Reporting Person is based upon 48,841,286 shares of Common Stock of the Company outstanding as of November 2, 2022.

Since the filing of Amendment No. 5, the Reporting Person has not effected any transactions in the Company’s Common Stock or other securities.

CUSIP No. 13173L107	13D	Page 5 of 5

The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit No.	Description

4	Voting Agreement, dated as of January 13, 2023, by and among the Reporting Person and Cibus Global LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CELLECTIS S.A.

The following table sets forth name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person. The current business address for Cellectis S.A. and, except as otherwise noted, for each person identified in this Schedule A is c/o Cellectis S.A., 8, rue de la Croix Jarry 75013 Paris, France and the telephone number is +33 (0)1 81 69 16 00.

Executive Officers

Name(1):	Identity and Background Information
André Choulika, Ph.D.	Dr. Choulika serves as the Chief Executive Officer of Cellectis S.A. Dr. Choulika is a citizen of France.

Steve Doares, Ph.D.	Mr. Doares serves as Senior Vice President, U.S. Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility of Cellectis S.A. Mr. Doares is a citizen of the United States of America.

Philippe Duchateau, Ph.D.	Dr. Duchateau serves as the Chief Scientific Officer of Cellectis S.A. Dr. Duchateau is a citizen of France.

Mark Frattini, M.D., Ph.D.	Dr. Frattini serves as the Chief Medical Officer of Cellectis S.A. Dr. Frattini is a citizen of the United States of America.

Stephan Reynier	Mr. Reynier serves as the Chief Regulatory and Compliance Officer of Cellectis S.A. Mr. Reynier is a citizen of France.

David Sourdive, Ph.D.	Dr. Sourdive serves as Executive Vice President, CMC and Manufacturing of Cellectis S.A. Dr. Sourdive is a citizen of France.

Arthur Stril	Mr. Stril serves as Chief Business Officer of Cellectis S.A. Mr. Stril is a citizen of France.

Marie-Bleuenn Terrier	Ms. Terrier serves as General Counsel of Cellectis S.A. Ms. Terrier is a citizen of France.

Bing Wang, Ph.D.	Dr. Wang serves as the Chief Financial Officer of Cellectis S.A. Dr. Dutang is a citizen of the United States of America.

Kyung Nam-Wortman	Ms. Nam-Wortman serves as Executive Vice President, Chief Human Resources Officer. Ms. Nam-Wortman is a citizen of the United States of America.

Directors

Name(1):	Identity and Background Information
Jean-Pierre Garnier, M.D.	Dr. Garnier serves as is Chairman of the Board of Directors of Cellectis S.A. Dr. Garnier serves as a member of several other boards of directors, including notably as chairman of the board of directors of Carmat (36, avenue de l’Europe Immeuble l’Etendard 78140 Vélizy-Villacoublay, France), as director of the board of Radius Therapeutics, and lead director of the board of directors of Carrier Global Corp. Dr. Garnier is a citizen of France.

André Choulika, Ph.D.	Dr. Choulika serves as the Chief Executive Officer of Cellectis S.A. Dr. Choulika is a citizen of France.

Laurent Arthaud	Mr. Arthaud is a non-employee director of Cellectis S.A. Mr. Arthaud serves as the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (6/8 Bld Haussmann, 75009 Paris, France). Mr. Arthaud serves as director of Argobio, Adocia, Sparingvision, Aledia, Kurma Life Sciences Partners, Ribogenics, Inc. and Enyo Pharma. Mr. Arthaud is a citizen of France.

Pierre Bastid	Mr. Bastid is a non-employee director of Cellectis S.A. Mr. Bastid serves as a member of several other boards of directors, including notably Pharnext S.A.S. and Carmat, and is a director/manager of a series of his owned investment and private equity companies. Mr. Bastid is a citizen of France.

Donald Bergstrom, M.D., Ph.D.	Dr. Bergstrom is a non-employee director of Cellectis S.A. He serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc. (399 Binney Street, 2nd Floor, Cambridge, MA 02141). Dr. Bergstrom is a citizen of the United States of America.

Rainer Boehm, M.D.	Dr. Boehm is a non-employee director of Cellectis S.A. Dr. Boehm serves as owner of Rainer Boehm GmbH (Paradiesstrasse 4, CH-4125 Riehen, Switzerland). Mr. Rainer serves as director of Humanigen, Inc., Nordic Nanovector ASA, and BioCopy AG. Dr. Boehm is a citizen of Germany.

Hervé Hoppenot	Mr. Hoppenot is a non-employee director of Cellectis S.A. Mr. Hoppenot serves as President and Chief Executive Officer and Chairman of the board of directors of Incyte Corporation (1801 Augustine Cut-off, Wilmington, DE 19803). Mr. Hoppenot is a citizen of both France and the United States of America.

Axel-Sven Malkomes	Dr. Malkomes is a non-employee director of Cellectis S.A. Dr. Malkomes serves as Chief Financial Officer & Chief Business Officer at Medigene AG (Lochhamer Str. 11, 82152 Planegg/Martinsried, Germany). Dr. Malkomes is a citizen of Germany.

Annick Schwebig, M.D.	Dr. Schwebig is a non-employee director of Cellectis S.A. Dr. Schwebig serves as a non-employee director of several other boards of directors, including Inventiva Pharma and B Cell Design. Dr. Schwebig is a citizen of France.

David Sourdive, Ph.D.	Dr. Sourdive serves as Executive Vice President, CMC and Manufacturing of Cellectis S.A. Dr. Sourdive is a citizen of France.

(1)

To the knowledge of the Reporting Person, no person identified in Schedule A holds more than 1% of the Company’s outstanding shares of Common Stock; each person who holds shares of the Company’s Common Stock has, to the knowledge of the Reporting Person, sole voting power and sole dispositive power over the shares of Common Stock. To the knowledge of the Reporting Person, no person identified in this Schedule A has effected a transaction in the Company’s Common Stock during the last sixty days.